Via EDGAR

December 18, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Bagley

Re:	Suburban Propane Partners, L.P.
Registration Statement on Form S-4
File No. 333-228760

Suburban Propane Partners, L.P. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-4 to become effective at 4:00 p.m. Eastern Time on Wednesday, December 19, 2018, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with the foregoing request, the Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SUBURBAN PROPANE PARTNERS, L.P.

By:	/s/ Paul Abel, Esq.
Name:	Paul Abel, Esq.
Title:	Senior Vice President, General Counsel & Secretary

Cc:	Michael A. Stivala, Suburban Propane Partners, L.P.
Charles E. Dropkin, Proskauer Rose LLP
Daniel L. Forman, Proskauer Rose LLP